SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                        UNITED PARK CITIES MINES COMPANY
                                (Name of Issuer)


                      COMMON STOCK, PAR VALUE .01 PER SHARE
                         (Title of Class of Securities)


                                    911315109
                                 (CUSIP Number)


                 Irwin D. Rowe               Joseph S. Lesser
                 Loeb Investors Co. XL       Loeb Investors Co. XL
                 61 Broadway                 521 Fifth Avenue
                 New York, NY 10006          New York, NY 10175
                 (212)783-7025               (212) 883-0363

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 6, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.: 911315109

1.     NAME OF REPORTING PERSON:

         Loeb Investors Co. XL

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         13-3278209

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)[X]
                                                          (b)  [  ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:           OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):        [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

        New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.     SOLE VOTING POWER:
             1,875,982

     8.     SHARED VOTING POWER:

     9.     SOLE DISPOSITIVE POWER:
             1,875,982

     10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,875,982

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:            [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         69.47%

14.     TYPE OF REPORTING PERSON:
         PN

 CUSIP No.: 911315109

1.     NAME OF REPORTING PERSON:
         John L. Loeb, Jr.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [X]
                                                          (b)  [  ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:
        PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):     [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
          USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:
              51,540

8.     SHARED VOTING POWER:

9.     SOLE DISPOSITIVE POWER:
              51,540

10.   SHARED DISPOSITIVE POWER:

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         51,540

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:     [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         1.91%

14.     TYPE OF REPORTING PERSON:

         IN

 CUSIP No.: 911315109


1.     NAME OF REPORTING PERSON:
         Estate of John L. Loeb

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [X]
                                                          (b)  [  ]

3.     SEC USE ONLY:

4.     SOURCE OF FUNDS:
         OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e):   [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
          New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.     SOLE VOTING POWER:
              6,191

     8.     SHARED VOTING POWER:

     9.     SOLE DISPOSITIVE POWER:
            6,191

     10.   SHARED DISPOSITIVE POWER:

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         6,191

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:         [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         0.23%

14.     TYPE OF REPORTING PERSON:
         OO

     This Amendment No. 8 further amends the Schedule 13D Statement dated July 22, 1985, as previously amended, filed by Loeb Investors Co. XL and others. As required by the rules and regulations of the Securities and Exchange Commission, this Amendment restates all relevant information included in the original Schedule and previous amendments.

ITEM 1. SECURITY AND ISSUER

     This Statement relates to the shares of Common Stock, par value $0.01 per share ("Shares") of United Park City Mines Company, a Delaware corporation. The address of the Company is P.O. Box 1450, Park City, Utah 84060. Share figures given in this Amendment reflect a 1-for-20 reverse stock split effected by the Company in August 1995.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c), (f) The members of this Schedule 13D group are Loeb Investors Co. XL ("Loeb Investors"), the Estate of John L. Loeb and John L. Loeb, Jr. Such entities and persons collectively may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5 thereunder and are hereinafter referred to as the "Group."

     The business address, principal business, executive officers, directors, trustees, executors, general partners and controlling person(s) of each entity, and the residence or business address, present principal occupation and citizenship of each natural person filing this statement are as follows:

     Loeb Investors is a New York partnership which was formed for the purpose of investing in the Shares. Its address is 61 Broadway, New York, New York 10006. The following persons and entities are the partners of Loeb
Investors:

         1. The Estate of John L. Loeb. The address of the Estate is c/o Stroock & Stroock & Lavan LLP, 180 Maiden Lane,
              New York, NY 10038.  The Executors of the Estate are John
              L. Loeb, Jr., Arthur L. Loeb, John A. Levin and Jerome
              A. Manning. John L. Loeb, Jr., is a private investor whose business address is 375 Park Avenue, New York, NY 10022. Arthur L. Loeb is the proprietor of the Madison Avenue Bookshop Inc. and has a business address at 833 Madison Avenue, New York, NY 10021. Mr. Levin's principal occupation is money management and his business address is John A. Levin & Co. Inc., 1 Rockefeller Center, New York, New York 10020. Mr. Manning is of counsel to the law firm of Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038. Messrs. Loeb, Loeb, Levin and Manning are US citizens.

         2.   John L. Loeb, Jr.

         3.   John L. Loeb, Jr., and John A. Levin, Trustees U/W Carl
              M. Loeb 1/3/55 F/B/O Ann L. Bronfman.

         4.   John L. Loeb, Jr., and John A. Levin, Trustees U/W Carl
              M. Loeb 1/3/55 F/B/O John L. Loeb, Jr.

         5.   John L. Loeb, Jr., and John A. Levin, Trustees U/W Carl
              M. Loeb 1/3/55 F/B/O Judith L. Chiara

         6.   John L. Loeb, Jr., and John A. Levin, Trustees U/W Carl
              M. Loeb 1/3/55 F/B/O Arthur L. Loeb

         7.   John L. Loeb, Jr., and John A. Levin, Trustees U/W Carl
              M. Loeb 1/3/55 F/B/O Deborah L. Brice

         8. Henry A. Loeb, Elisabeth L. Levin, Jean L. Troubh and Thomas L. Kempner, Trustees U/W Carl M. Loeb 1/3/55 F/B/O Henry A. Loeb's Children. Henry A. Loeb is Vice Chairman and a Director of Loeb Partners Corporation, a registered broker-dealer. His business address is c/o Loeb Partners Corporation, 61 Broadway, New York, New York 10006. Mrs. Levin and Mrs. Troubh are daughters of Henry A. Loeb and have an address c/o Loeb Partners Corporation, 61 Broadway, New York, New York 10006.
              Mr. Kempner is a nephew of Henry A. Loeb and is Chairman of Loeb Partners Corporation. All of such persons are US citizens.

         9. Thomas L. Kempner and William A. Perlmuth, Trustees U/A dated 3/9/76 F/B/O Adeline M. Kempner. Mr. Perlmuth, a US citizen, is of counsel to Stroock & Stroock & Lavan LLP, a law firm located at 180 Maiden Lane, New York, New York 10038.

         10. Thomas L. Kempner and William A. Perlmuth, Trustees U/W Carl M. Loeb 1/3/55 F/B/O Thomas L. Kempner

         11. Thomas L. Kempner and William A. Perlmuth, Trustees U/W Carl M. Loeb 1/3/55 F/B/O Alan H. Kempner

         12. Thomas L. Kempner and William A. Perlmuth, Trustees U/W Carl M. Loeb 1/3/55 F/B/O Carl L. Kempner

         13. Thomas L. Kempner and William A. Perlmuth, Trustees U/W Carl M. Loeb 1/3/55 F/B/O Margaret L. Kempner's
              Children

         14. Thomas L. Kempner and William A. Perlmuth, Trustees U/I dated 5/19/64 F/B/O Thomas L. Kempner's Children

         15.  Thomas L. Kempner, Jerome A. Manning and Alan H.
              Kempner, Jr., Trustees U/I  5/19/64 F/B/O Alan H.
              Kempner, Jr.'s Children. Alan H. Kempner, Jr., is a private investor and has an address at 9045 N. Morning Glory Road, Paradise Valley, AZ 85253. Mr. Kempner is a US citizen.

         16.  Alan H. Kempner, Jr.

         17. Marvin Moser, M.D. Dr. Moser is a physician and has an address at 13 Murray Hill Avenue, Scarsdale, New York 10583. Dr. Moser is a US citizen.

         18. CV Starr & Co., Inc. ("Starr"), is a Delaware corporation engaged in the insurance business. The principal executive offices of Starr are located at 70 Pine Street, New York, New York 10270. Maurice Greenberg is President, Chief Executive Officer and a Director of Starr. Houghton Freeman, John Roberts and Ernest Stempel are Senior Vice Presidents and Directors of Starr.
              Edward Matthews is Senior Vice President, Secretary and a
              Director of Starr. Evan Greenberg, Robert Sandler, Howard Smith, Thomas Tizzio and Edmund Tse are Vice Presidents and Directors of Starr. Edwin Manton is a Director, Gary Nitzsche is Treasurer and Lawrence Dunn III is Comptroller of Starr. With the exception of Mr. Manton, a citizen of Great Britain, all named persons are US citizens. All named persons have a business address c/o CV
              Starr & Co., Inc., 70 Pine Street, New York, New York 10270.

         19. Sandstone, Limited ("Sandstone"). Sandstone is a British Virgin Islands corporation. Joseph E. Hotung, a citizen of Great Britain, is the sole shareholder of Sandstone. Mr. Hotung is a financier and real estate investor and has a business address at 3310 Edinburgh Tower, The Landmark, 15 Queen's Road, Central Hong Kong.

         20. S&S&L Investment Partnership, a New York partnership consisting of members of the firm of Stroock & Stroock & Lavan LLP. Its address is c/o William A. Perlmuth, Esq., Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038.

         21. Joseph S. Lesser is Managing Partner of Loeb Investors and Chairman and a Director of the Company. His principal occupation is Managing General Partner of Loeb
              Partners Realty ("Loeb Realty") and President and a Director of Loeb Partners Realty and Development Corp., which entities engage in real estate management. His business address is c/o Loeb Partners Realty, 521 Fifth Avenue, New York, New York 10175. Mr. Lesser is a US citizen.

         22. Alan L. Gordon is a US citizen, Vice President of Loeb Realty and a Director of the Company. His business address is 521 Fifth Avenue, New York, New York 10175.

         23. Peter Readman is a British citizen. His principal occupation is as a partner of Abercromby and Company, a British corporation. His business address is 6 South Hampton Place, London, England WC1A 2EA.

         24. Richard W. Wilkinson, Trustee for Richard W. Wilkinson Money Purchase Pension Plan and Trust. Mr. Wilkinson is an Executive Vice President of Trycon-Atlanta, Inc. and his business address is 106 Commerce Street, Suite 109, Lake Mary, Florida 32476. Mr. Wilkinson is a US citizen.

          Set forth on Schedule 1 are the names and addresses of each partner of Loeb Investors and the number of Shares owned by Loeb Investors in which such partner currently has the pecuniary interest.

         (d) and (e). During the last five years, none of the members of the Group nor, to the knowledge of the members of the Group, any of the persons referred to in clauses (a)-(c) of this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     Loeb Investors acquired the Shares presently owned by it for aggregate consideration of $14,229,340. Such Shares were acquired with capital contributions received from its partners. The persons and entities listed in
Item 2 as being partners of Loeb Investors financed their respective capital contributions with trust funds in the case of trusts, working capital in the case of corporations and partnerships and personal funds in the case of individuals.

     The Estate of John Loeb acquired the Shares presently owned by it upon the death of John L. Loeb. Mr. Loeb acquired such Shares for aggregate consideration of $48,243, consisting of personal funds.

     John L. Loeb, Jr. acquired the Shares presently owned by him for aggregate consideration of $406,364. Such acquisitions were financed with personal funds.

ITEM 4.           PURPOSE OF TRANSACTION

     The Reporting Persons commenced their investment in the Company in 1985 with the purpose of maximizing the value of their Shares through the realization of the potential values of the Company's real property in the area of Park City, Utah. To that end, the Reporting Persons sought and obtained representation on the Company's Board of Directors in 1985. Joseph S. Lesser has been a Director of the Company since 1985, and Alan L. Gordon has been a Director of the Company since 1990. As Directors, Mr. Lesser and Mr. Gordon are expected to participate in the management of the Company's affairs and properties and in the consideration of all proposals relating thereto.

     The Reporting Persons continue to hold the Shares as an investment. To this end, the Reporting Persons may continue to hold the Shares, acquire additional Shares privately or in transactions over the New York Stock Exchange, or sell all or a portion of the Shares presently owned by them in private transactions or otherwise as permitted by law. In determining whether to take any of such actions, the Reporting Persons will consider various factors such as the Company's business and prospects, general economic, stock market and real estate market conditions and such other factors as the Reporting Persons may determine to be relevant.

     Except as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a), (b) According to information furnished by the Company, on February 6, 1997, the Company had 2,700,250 outstanding Shares. On the date of this Amendment, the Reporting Persons beneficially owned an aggregate of 1,933,713 Shares, or 71.6% of the outstanding Shares. The number of Shares and percentages of the outstanding Shares owned by each of the respective Reporting Persons (including the Shares referred to in paragraph (c) of this Item 5) are as follows:

Loeb Investors:         1,875,982 Shares, or 69.47% of the Shares outstanding.
John L. Loeb, Jr.:      51,540 Shares, or 1.91% of the Shares outstanding.
Estate of John Loeb:    6,191 Shares, or 0.23% of the Shares outstanding.

     In April 1991, John L. Loeb granted to John L. Loeb, Jr., and Joseph S. Lesser non-transferable options covering partnership interests in Loeb Investors presently representing the equivalent of 100,000 Shares and 32,500 Shares, respectively. The options are exercisable in whole or in part prior to April 1, 2006 at $5.00 per Share.

     Loeb Realty does not own any Shares directly. However, Loeb Realty and Loeb Investors are presently renegotiating the terms of an option pursuant to which Loeb Realty will have the right to acquire Shares from Loeb Investors. Loeb Realty is a New York partnership, the partnership interests of which are owned by Loeb Holding Corporation, Joseph S. Lesser and Alan L. Gordon.

     (c) On February 6, 1997, Loeb Investors acquired 116,857 Shares from Zilkha & Sons, Inc., and 116,856 Shares from Zilkha Energy Company, in a private transaction at a purchase price of $18.00 per Share. Such Shares were allocated to the Loeb Investors partnership capital account of Sandstone Limited, one of its partners. Funds used to acquire such Shares were obtained from working capital of Sandstone Limited. Zilkha & Sons, Inc., and Zilkha Energy Company had been members of the Group and were Reporting Persons at the time of the filing of Amendment 7 to this Schedule 13D. As a result of the sale described in this paragraph (c), the Zilkha entities no longer own any Shares and are no longer part of the Group.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO  SECURITIES OF THE ISSUER

     See Item 5 for a description of options granted by John L. Loeb to each of John L. Loeb, Jr., and Joseph S. Lesser.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1        Option Agreement between John L. Loeb and John L. Loeb, Jr.
                 dated April 18, 1991
Exhibit 2 Option Agreement between John L. Loeb and Joseph S. Lesser dated April 18, 1991



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997


LOEB INVESTORS CO. XL


By:  /s/ Joseph S. Lesser
     ----------------------------------
     Joseph S. Lesser, Managing Partner


                                   SCHEDULE 1
                              LOEB INVESTORS CO. XL


NAME OF PARTNER                                                      ADDRESS                NO. OF SHARES

Estate of John L. Loeb                                    c/o Stroock & Stroock & Lavan LLP  404,401
                                                               180 Maiden Lane
                                                               New York, New York 10038

John L. Loeb, Jr.                                               375 Park Avenue              83,333
                                                                New York, NY 10152

John L. Loeb, Jr., and John A. Levin, Trustees U/W              375 Park Avenue
Carl M. Loeb 1/3/55 F/B/O Ann L. Bronfman                       New York, NY 10152           35,338.5

John L. Loeb, Jr., and John A. Levin, Trustees U/W             375 Park Avenue
Carl M. Loeb 1/3/55 F/B/O John L. Loeb Jr.                     New York, NY 10152            41,598.3

John L. Loeb, Jr., and John A. Levin, Trustees U/W             375 Park Avenue
Carl M. Loeb 1/3/55 F/B/O Judith L. Chiara                     New York, NY 10152            35,338.5

John L. Loeb, Jr., and John A. Levin, Trustees U/W             375 Park Avenue
Carl M. Loeb 1/3/55 F/B/O Arthur L. Loeb                       New York, NY 10152            35,338.5

John L. Loeb, Jr., and John A. Levin, Trustees U/W             375 Park Avenue
Carl M. Loeb 1/3/55 F/B/O Deborah L. Brice                     New York, NY 10152            66,129.3

Henry A. Loeb, Elisabeth L. Levin, Jean L. Troubh
and Thomas L. Kempner, Trustee U/W Carl M.                     61 Broadway
Loeb 1/3/55 F/B/O Henry A. Loeb's Children                     New York, NY 10006             120,593

Thomas L. Kempner and William A. Perlmuth,
Trustees U/A dated 3/9/76 F/B/O Adeline M.                     61 Broadway
Kempner                                                        New York, NY 10006             1,339.5

Thomas L. Kempner and William A. Perlmuth,
Trustees U/W Carl M. Loeb 1/3/55 F/B/O Thomas                  61 Broadway
L. Kempner                                                     New York, NY 10006             6,700.1

Thomas L. Kempner and William A. Perlmuth,
Trustees U/W Carl M. Loeb 1/3/55 F/B/O Alan H.                 61 Broadway
Kempner, Jr.                                                   New York, NY 10006             6,700.2

Thomas L. Kempner and William A. Perlmuth,
Trustees U/W Carl M. Loeb 1/3/55 F/B/O Carl L.                 61 Broadway
Kempner                                                        New York, NY 10006            26,795.4

Thomas L. Kempner and William A. Perlmuth,
Trustees U/W Carl M. Loeb 1/3/55 F/B/O Margaret                61 Broadway
L. Kempner's Children                                          New York, NY 10006            17,420.1

Thomas L. Kempner and William A. Perlmuth,
Trustees U/I dated 5/19/64 F/B/O Thomas L.                     61 Broadway
Kempner's Children                                             New York, NY 10006             6,700.1

Thomas L. Kempner, Jerome A. Manning and Alan
H. Kempner, Jr., Trustees U/I dated 5/19/64 F/B/O              61 Broadway
Alan H. Kempner, Jr.'s Children                                New York, NY 10006             6,700.2

Alan H. Kempner, Jr.                                           9045 N. Morning Glory Rd.
                                                               Paradise Valley, AZ 85253      6,700.1

Marvin Moser                                                   13 Murray Hill Avenue
                                                               Scarsdale, NY 10583            1,339.5

C.V. Starr & Co., Inc.                                         70 Pine Street
                                                               New York, NY 10270             154,094

Sandstone, Limited                                             Tropic Isle Building
                                                               Road Town
                                                               Tortola, B.V.I.                749,306.5

S&S&L Investment Partnership                                   180 Maiden Lane
                                                               New York, NY 10038             33,936.75

Joseph S. Lesser                                               521 5th Avenue
                                                               New York, NY 10175              29,600.6

Alan L. Gordon                                                 521 Fifth Avenue
                                                               New York, NY 10175               1,786.5

Peter Readman                                                  8 South Hampton Place
                                                               London, WC1A 2EA,
                                                               England                          4,433.5

Richard W. Wilkinson, Trustee                                 106 Commerce Street
                                                              Suite 109
                                                              Lake Mary, FL 32476                 357.5

                                                         EXHIBIT 1

     OPTION AGREEMENT dated as of the 18th day of April, 1991, by and between John L. Loeb (the "Optionor"), and John L. Loeb, Jr. (the "Optionee").

          It is agreed as follows:


          1. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Optionor hereby grants to the Optionee an option (the "Option") to purchase all or an y part of such percentage of the partnership interests ("Partnership Interest") of Loeb Partners Co. XL, a New York partnership (the "Partnership") as shall represent two million (2,000,000) shares of capital stock of United Park City Mines Company, a Delaware corporation, par value $.01 per share, purchased by the Partnership pursuant to a rights offering in April 1991 (the "Shares"). The Option shall be exercisable at an exercise price equal to the number of Shares represented by the partnership percentage interest to be acquired upon the exercise of such option, multiplied by $0.25.

          2. The Option shall be exercisable in whole at any time or in part from time to time. The Option shall expire March 31, 2006 (hereinafter referred to as the "Expiration Date"). To the extent that the Option shall not have been exercised at the Expiration Date, it shall expire and become void and of no effect.

          3. The Option and all rights hereunder shall be nonassignable and nontransferable and are intended solely for the benefit of the Optionee as compensation for services to be rendered to United Park City Mines Company. Notwithstanding the foregoing, in the event of the Optionee's death, the representative of his estate or his heirs, as the case may be, shall be permitted to exercise the Option, to the extent permitted by the terms hereof.

          4. The Option may be exercised from time to time by delivery to the Optionor of a notice of exercise of the Option duly signed by the Optionee together with the full purchase price of the Partnership Interest purchased pursuant to the exercise of the Option; provided, however, that the Option may not be exercised at any time when the Option or the granting or exercise thereof violates any law or governmental order or regulation. The Optionee shall indicate in its notice the amount of Partners hip Interest for which the Option is being exercised. Payment for the Partnership Interest purchased pursuant to any exercise of the Option shall be made in full at the time of such exercise, in cash or by check payable to the order of the Optionor.

          5. Within a reasonable time after the due exercise of the Option, the Optionor shall cause to be delivered to the Optionee an instrument evidencing the Partnership Interest purchased pursuant to the exercise of the Option. The delivery of said instrument upon any exercise of the Option may be postponed until the completion of such registration or other qualification of such Partnership Interest under any state or Federal law, rule or regulation as the Partnership shall determine to be necessary or advisable. Nothing herein shall be deemed to require that the Partnership file or amend a registration statement.

          6. The Optionor shall have the right to require, as a condition precedent to the exercise of the Option, that the Optionee furnish such information as may in the opinion of counsel for the Optionor be appropriate to permit the Partnership, in light of the then existence or non-existence of an effective registration statement under the Securities Act of 1933 with respect to such Partnership Interest, to transfer the Partnership Interest in compliance with the provisions of that or any comparable act.

     7. It is the intent of the parties hereto that if, prior to the complete exercise of the Option, there shall be declared and paid a stock dividend upon the capital stock of United Park City Mines company, or if such stock shall be split-up, converted, exchanged, reclassified, combined or in any way substituted for, to the extent necessary, the Option, to the extent that it ha s not been exercised, shall entitle the Optionee upon the future exercise of the Option to such Partnership Interest as shall represent such number and kind of securities or other property, subject to the terms of the Option, to which the Optionee would have been entitled had he actually owned the Partnership Interest as to which the Option is then exercised at the time of such stock dividend, split-up, conversion, exchange, reclassification, combination or substitution; and the aggregate purchase price upon the future exercise of the Option shall be the same as if shares of capital stock originally represented by the Partnership Interest optioned were being purchased as provided herein.

          8. The Optionor hereby represents and covenants with the Optionee that it shall, at all times up to and including the Expiration Date, own and keep available such Partnership Interest of the Partnership as will be sufficient to satisfy the requirements of the Option.

          9. The Optionee represents that he is an Accredited Investor, as such term is defined in Regulation D under the Securities Act of 1933, as amended.

          10. All Notices, requests, demands and communications provided for by this Agreement shall be in writing and shall be deemed to have been given at the time when deposited with the United States Postal Service, enclosed in a certified postage paid envelope, return receipt requested, and addressed to the addresses stated below or to such changed addresses as may have been fixed by notice; provided, however, that a notice of any change of address shall be effective only upon receipt:

          If to the Optionor:

                          John L. Loeb
                          375 Park Avenue
                          New York, NY 10152

         If to the Optionee:

                          John L. Loeb, Jr.
                          375 Park Avenue--Suite 801
                          New York, NY 10152


          11. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflict of laws.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                                  /s/ John L. Loeb
                                                ------------------------
                                                 John L. Loeb

          AGREED TO:

       /s/ John L. Loeb, Jr.
       ----------------------------
       John L. Loeb, Jr.


     The undersigned hereby consents to
     the grant of the option described
     herein and to any exercise thereof
     in accordance therewith

    /s/ Joseph S. Lesser
   --------------------------
    Joseph S. Lesser,
    Managing Partner
    Loeb Investors Co. XL

                                                                  EXHIBIT 2

          OPTION AGREEMENT dated as of the 18th day of April, 1991, by and between John L. Loeb (the "Optionor"), and Joseph S. Lesser (the "Optionee").

          It is agreed as follows:

          1. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Optionor hereby grants to the Optionee an option (the "Option") to purchase all or any part of such percentage of the partnership interests ("Partnership Interest") of Loeb Partners Co. XL, a New York partnership (the "Partnership") as shall represent six hundred fifty thousand (650,000) shares of capital stock of United Park City Mines Company, a Delaware corporation, par value $.01 per share, purchased by the Partnership pursuant to a rights offering in April 1991 (the "Shares"). The Option shall be exercisable at an exercise price equal to the number of Shares represented by the partnership percentage interest to be acquired upon the exercise of such option, multiplied by $0.25.

           2. The Option shall be exercisable in whole at any time or in part from time to time. The Option shall expire March 31, 2006 (hereinafter referred to as the "Expiration Date"). To the extent that the Option shall not have been exercised at the Expiration Date, it shall expire and become void and of no effect.

          3. The Option and all rights hereunder shall be nonassignable and nontransferable and are intended solely for the benefit of the Optionee as compensation for services to be rendered to United Park City Mines Company. Notwithstanding the foregoing, in the event of the Optionee's death, the representative of his estate or his heirs, as the case may be, shall be permitted to exercise the Option, to the extent permitted by the terms hereof.

          4. The Option may be exercised from time to time by delivery to the Optionor of a notice of exercise of the Option duly signed by the Optionee together with the full purchase price of the Partnership Interest purchased pursuant to the exercise of the Option; provided, however, that the Option may not be exercised at any time when the Option or the granting or exercise thereof violates any law or governmental order or regulation. The Optionee shall indicate in its notice the amount of Partners hip Interest for which the Option is being exercised. Payment for the Partnership Interest purchased pursuant to any exercise of the Option shall be made in full at the time of such exercise, in cash or by check payable to the order of the Optionor.

          5. Within a reasonable time after the due exercise of the Option, the Optionor shall cause to be delivered to the Optionee an instrument evidencing the Partnership Interest purchased pursuant to the exercise of the Option. The delivery of said instrument upon any exercise of the Option may be postponed until the completion of such registration or other qualification of such Partnership Interest under any state or Federal law, rule or regulation as the Partnership shall determine to be necessary or advisable. Nothing herein shall be deemed to require that the Partnership file or amend a registration statement.

          6. The Optionor shall have the right to require, as a condition precedent to the exercise of the Option, that the Optionee furnish such information as may in the opinion of counsel for the Optionor be appropriate to permit the Partnership, in light of the then existence or non-existence of an effective registration statement under the Securities Act of 1933 with respect to such Partnership Interest, to transfer the Partnership Interest in compliance with the provisions of that or any comparable act.

          7. It is the intent of the parties hereto that if, prior to the complete exercise of the Option, there shall be declared and paid a stock dividend upon the capital stock of United Park City Mines company, or if such stock shall be split-up, converted, exchanged, reclassified, combined or in any way substituted for, to the extent necessary, the Option, to the extent that it has not been exercised, shall entitle the Optionee upon the future exercise of the Option to such Partnership Interest as shall represent such number and kind of securities or other property, subject to the terms of the Option, to which the Optionee would have been entitled had he actually owned the Partnership Interest as to which the Option is then exercised at the time of such stock dividend, split-up, conversion, exchange, reclassification, combination or substitution; and the aggregate purchase price upon the future exercise of the Option shall be the same as if shares of capital stock originally represented by the Partnership Interest optioned were being purchased as provided herein.

          8. The Optionor hereby represents and covenants with the Optionee that it shall, at all times up to and including the Expiration Date, own and keep available such Partnership Interest of the Partnership as will be sufficient to satisfy the requirements of the Option.

          9. The Optionee represents that he is an Accredited Investor, as such term is defined in Regulation D under the Securities Act of 1933, as amended.

          10. All Notices, requests, demands and communications provided for by this Agreement shall be in writing and shall be deemed to have been given at the time when deposited with the United States Postal Service, enclosed in a certified postage paid envelope, re turn receipt requested, and addressed to the addresses stated below or to such changed addresses as may have been fixed by notice; provided, however, that a notice of any change of address shall be effective only upon receipt:

          If to the Optionor:

                          John L. Loeb
                          375 Park Avenue
                          New York, NY 10152

         If to the Optionee:

                         Joseph L. Lesser
                         Loeb Partners Realty
                         521 Fifth Avenue New York, NY  10017

          11. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflict of laws.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                                    /s/ John L. Loeb
                                                    ------------------------
                                                    John L. Loeb

       AGREED TO:

      /s/ Joseph S. Lesser
      ------------------------
      Joseph S. Lesser

      The undersigned hereby consents to
      the grant of the option described
      herein and to any exercise thereof
      in accordance therewith

      /s/ Joseph S. Lesser
      -------------------------
      Joseph S. Lesser,
      Managing Partner
      Loeb Investors Co. XL